08032318

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 52746

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
JUN 3 0 2008
Washington, DC
106

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 4/1/07 (MM/DD/YY) AND ENDING 3/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

ICICI SECURITIES INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

461 FIFTH AVENUE
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MR. FREDRIC OBSBAUM — 212-509-7800
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name - if *individual, state last, first, middle name)*

345 PARK AVENUE	New York	NY	10022
(Address)	(city)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 1 0 2008
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.174-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, GOPA KUMAR, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ICICI SECURITIES INC., as of 03/31 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

General Securities Principal

Title

Notary Public

THOMAS D. MONROE
Notary Public, State of New York
Qualified in New York County
No. 01MO6112861
My Commission Expires July 12, 2008

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in STOCKHOLDER'S Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal accounting control
- ☐ (p) Schedule of segregation requirements and funds in segregation - customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report

The Board of Directors
ICICI Securities Inc.:

We have audited the accompanying statement of financial condition of ICICI Securities Inc. (the Company) as of March 31, 2008, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of ICICI Securities Inc. as of March 31, 2008, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

June 27, 2008

ICICI SECURITIES INC.

Statement of Financial Condition

March 31, 2008

Assets

Cash and cash equivalents	$	3,182,625
Receivable from clearing broker		100,224
Due from parent		285,797
Due from affiliates		190,249
Fixed assets, net of accumulated depreciation of $192,510		1,241,162
Other assets		761,033
Total assets	$	5,761,090

Liabilities and Stockholder's Equity

Accounts payable and other accrued liabilities	$	1,152,678
Taxes payable		57,079
Deferred rent payable		202,927
Due to affiliates		49,115
Total liabilities		1,461,799
Stockholder's equity:		
Common stock, $1 par value. Authorized 15,000,000 shares; issued and outstanding 10,050,000 shares		10,050,000
Additional paid-in capital		454,126
Retained deficit		(6,204,835)
Total stockholder's equity		4,299,291
Total liabilities and stockholder's equity	$	5,761,090

See accompanying notes to financial statements.

(1) Organization

ICICI Securities Inc. (the Company) is a wholly owned subsidiary of ICICI Securities Holdings, Inc. (Parent), which is an indirect wholly owned subsidiary of ICICI Bank Limited, an Indian financial services company whose American Depository Receipts are listed on the New York Stock Exchange. The Company provides brokerage, research and corporate finance services to institutional investors in the United States investing in securities of companies principally headquartered in India. In addition, it may provide brokerage services to Indian clients wishing to invest in the United States and underwriting services for issuers wishing to offer securities to the marketplace. The Company is registered with the Securities and Exchange Commission (the SEC) as a broker-dealer and is a member of the Financial Industry Regulatory Authority (FINRA).

The Company's customers transact their business on delivery versus payment basis. The settlement of the customer securities transactions is facilitated by an affiliate in India for securities traded in the Indian stock markets and by a member organization of the New York Stock Exchange for securities traded on the United States markets. Accordingly, the Company operates under the exemptive provisions of Rule 15c3-3(k)(2)(i) and (k)(2)(ii) of the Securities Exchange Act of 1934, and it is also subject to Rule 15c3-1, the Uniform Net Capital Rule.

(2) Significant Accounting Policies

(a) Cash and Cash Equivalents

Cash and cash equivalents include cash and short-term money market fund or other instruments purchased with a maturity of three months or less when acquired.

(b) Revenues

The Company facilitates securities transactions. Related commission revenues and expenses from these transactions are recorded on a trade-date basis. Revenues and fees from investment banking assignments are recorded when the services related to the underlying transactions are completed under the terms of the assignment or engagement.

(c) Fixed Assets

Fixed assets are carried at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets.

(d) Income Taxes

The Company is a wholly owned subsidiary of its Parent and therefore all of its income and losses are included in the consolidated tax return filed by its Parent. Tax liabilities are calculated on a separate return basis. Deferred tax assets and liabilities are recognized subject to management's judgment that realization is more likely than not.

(e) Foreign Currency

The Company accounts for foreign currency translation in accordance with Statement of Financial Accounting Standards No. 52, *Foreign Currency Translation.* Asset and liability accounts are translated at the exchange rate in effect at year-end, and income accounts are translated at the average rates of exchange prevailing during the year. The U.S. dollar is considered the functional

currency for the Company's two foreign branches and foreign currency translation gains and losses are recorded in the statement of operations.

(f) *Estimates*

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(3) Receivables from Clearing Broker

The Company has an arrangement with a clearing broker under which it introduces certain customer transactions on a fully disclosed basis. Receivable from clearing broker represents primarily a cash deposit at the clearing broker. The clearing broker is a member of the New York Stock Exchange and various other stock exchanges and is subject to the rules and regulations of such organizations as well as those of the SEC.

(4) Related Party Transactions

As of March 31, 2008, due from Parent of $285,797 represents amounts owed by the Parent for benefit of the Company's proportionate share of income taxes (see note 7) offset by other amounts payable.

The Company issued $3,000,000 of its common stock during the fiscal year at its par value.

Some of the Company's customer securities transactions are facilitated by an affiliate in India. Commissions earned are collected by this affiliate and remitted to the Company net of the affiliate's facilitation fees. For the year ended March 31, 2008, total facilitation fees charged by this affiliate were $649,575. As of March 31, 2008, receivable from affiliate in the amount of $190,249 represents the Company's share of commissions earned from customer securities transactions collected by this affiliate, net of facilitation fees, which had not yet been paid to the Company by the affiliate.

(5) Net Capital Requirement

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the SEC, which requires that the Company maintain minimum net capital, as defined, of $100,000 or 6-2/3% of aggregate indebtedness, as defined, whichever is greater. At March 31, 2008, the Company had net capital of $1,987,741, which exceeded requirements by $1,887,741.

Proprietary accounts held at the clearing broker (PAIB Assets) are considered allowable assets in the computation of net capital pursuant to an agreement between the Company and the clearing broker which requires, among other things, for the clearing broker to perform a computation of PAIB Assets similar to the customer reserve computation set forth in SEC rule 15c3-3.

(6) Off-Balance-Sheet Risk, Concentration Risk and Credit Risk

In the normal course of business, the Company executes, as agent, transactions on behalf of its customers where the risk of potential loss due to market fluctuations (market risk) or failure of the other party to the transaction to perform (credit risk) exceeds the amounts recorded for the transactions. Should a

counterparty not fulfill its obligations in any of these transactions, the Company may be required to buy or sell the securities at prevailing market prices in the future.

One customer represents approximately 32% of the Company's revenue.

The Company's policy is to continuously monitor its exposure to market and counterparty risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each customer and/or other counterparty with which it conducts business.

The Company maintains cash balances at a regulated financial institution in excess of FDIC-insured limits and a deposit with a clearing broker. Substantially all of the Company's other nonfixed assets are held at the Company's clearing broker. However, the Company does not believe that its assets are exposed to significant risk.

(7) Income Taxes

The results of the Company are included in the consolidated U.S. federal and state income tax return of its Parent. The federal tax benefit relates to prior year primarily for recovery of carry back. Federal, state and local income taxes are computed on a separate company basis. The provision (benefit) for income taxes for the year ended March 31, 2008 consist of the following:

Current tax:		
Foreign taxes	$	35,000
Federal tax benefit		(204,813)
State and local taxes		241,704
Total current tax		71,891

Federal tax benefit above relates to prior year primarily for recovery of carry back.

As of March 31, 2008, net deferred tax assets, are comprised of the following:

Deferred tax assets	$	2,136,722
Valuation allowance		(2,136,722)
Deferred tax assets net of valuation		—
Deferred tax liabilities		—
Net deferred tax asset	$	—

At March 31, 2008, the Company's deferred tax assets were primarily related to federal, state and local net operating loss carryovers that primarily will start to expire in 2028. Due to the startup nature of the Company, all of the Company's deferred tax assets have a 100% valuation allowance against them.

The effective tax rate is different from the Company's statutory rate of 34% primarily due to state and local taxes and valuation allowances on deferred tax assets.

(Continued)

(8) Commitments

The Company has obligations for its office space in New York City under the terms of an operating lease expiring February 29, 2017. Rent expense for the year ended March 31, 2008 was approximately $688,000. The rent expenses recognized in the statement of operations have been straight-lined over the life of the lease. Accordingly, a liability for $202,927 has been included as "Deferred rent payable" in the statement of financial condition. The approximate future minimum annual lease payments are:

		Payments
Year ending March 31:		
2009	$	493,024
2010		493,024
2011		493,024
2012		510,384
2013 and thereafter		2,594,741
Total	$	4,584,197

(Continued)

ICICI SECURITIES INC.

Notes to Financial Statements

March 31, 2008

(9) Fixed Assets

Computers, software, furniture and leasehold improvements consist of the following at March 31, 2008:

	Useful life (in years)		2008
Computer equipment and software	3	$	117,651
Telecom	5		28,896
Furniture	7		183,445
Leasehold improvements	10		1,103,681
			1,433,673
Less accumulated depreciation and amortization			(192,510)
		$	1,241,163

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5 for Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

The Board of Directors of
ICICI Securities, Inc.:

In planning and performing our audit of the financial statements of ICICI Securities, Inc. (the Company), as of and for the year ended March 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

June 27, 2008

END